UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 24, 2021

TPG PACE BENEFICIAL FINANCE CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39596	98-1499840
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

301 Commerce St., Suite 3300 Fort Worth, Texas		76102
(address of principal executive offices)		(zip code)

(212) 405-8458

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	TPGY.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	TPGY	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	TPGY WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

As previously announced, on December 10, 2020, TPG Pace Beneficial Finance Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 353463 (the “Company”), Edison Holdco B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and wholly owned subsidiary of the Company (“Dutch Holdco”), New TPG Pace Beneficial Finance Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 368739 and wholly owned subsidiary of Dutch Holdco (“New SPAC”), ENGIE New Business S.A.S., a société par actions simplifiée organized and existing under the laws of France (“Engie Seller”) and EV Charged B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“EVBox Group”), entered into a Business Combination Agreement (the transactions contemplated thereby, the “Business Combination”), pursuant to which, among other things, the Company will merge with and into New SPAC, with New SPAC surviving as a wholly owned subsidiary of Dutch Holdco, and immediately thereafter, Engie Seller will, directly or indirectly, sell, transfer, assign, convey or contribute to Dutch Holdco all of the issued and outstanding equity interests in EVBox Group.

Item 7.01 Regulation FD Disclosure

On March 24, 2021, the Company announced in a joint press release that Dutch Holdco confidentially submitted a draft registration statement on Form F-4 (the “Confidential Submission”) relating to the Business Combination with the Securities and Exchange Commission (the “SEC”). A copy of the press release is furnished as Exhibit 99.1 hereto.

On March 24, 2021, the Company provided information regarding the proposed Business Combination in an investor presentation, a copy of which is furnished as Exhibit 99.2 hereto.

In addition, the Company has set forth below certain updated disclosures regarding the proposed Business Combination and the business of EVBox Group.

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Parties to the Business Combination

Dutch Holdco

Dutch Holdco is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and a direct wholly owned subsidiary of TPG Pace that was incorporated on December 2, 2020. Dutch Holdco is considered a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). To date, Dutch Holdco has not conducted any material activities other than those incident to its formation and the Business Combination. Prior to the consummation of the Business Combination, Dutch Holdco will be converted to a Dutch public limited liability company (naamloze vennootschap) and its name will be changed to EVBox Group N.V. Upon the closing of the Business Combination, the Dutch Holdco Shares and Dutch Holdco Public Warrants will be registered under the Exchange Act and listed on the NYSE under the symbols “EVB” and “EVB WS,” respectively.

The mailing address of Dutch Holdco’s principal executive office prior to the closing of the Business Combination is Strawinskylaan 1209, 1077 XX Amsterdam, the Netherlands. The mailing address of Dutch Holdco’s principal executive office after the closing of the Business Combination will be Kabelweg 47, 1014 BA Amsterdam, the Netherlands.

TPG Pace

TPG Pace is a blank check company incorporated as a Cayman Islands exempted company on July 11, 2019 and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more target businesses. TPG Pace consummated the TPG Pace IPO on October 9, 2020, generating gross proceeds of approximately $350,000,000. Substantially concurrently with the consummation of the TPG Pace IPO, TPG Pace completed the private sale of the TPG Pace Founder Warrants at a purchase price of $1.50 per TPG Pace Founder Warrant, to TPG Pace Sponsor, generating gross proceeds to TPG Pace of approximately $9,000,000. A total of $350,000,000, comprised of $343,000,000 of the proceeds from the TPG Pace IPO, including approximately $12,250,000 of the underwriters’ deferred discount, and $7,000,000 of the proceeds of the sale of the TPG Pace Founder Warrants, were placed in a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee.

TPG Pace’s securities are traded on the NYSE under the ticker symbols “TPGY,” “TPGY.U” and “TPGY WS.” Upon the closing of the Business Combination, the TPG Pace securities will be delisted from the NYSE.

The mailing address of TPG Pace’s principal executive office is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

EVBox Group

EVBox Group is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) that was incorporated on September 3, 2014. EVBox Group is one of the leading global manufacturers of electric vehicle (“EV”) smart charging stations and provider of related charging management software and services. With over 200,000 charging ports located in over 65 countries worldwide, EVBox Group supports forward-thinking businesses to build a sustainable future by helping them create, manage and monetize their charging network offered to EV drivers throughout their journey. EVBox Group drives electric mobility by providing flexible and scalable charging solutions for a variety of customers, including corporations, individuals, utilities, original equipment manufacturers (“OEM”), fleet operators, fuel retailers and charging service providers. EVBox Group focuses on technology leadership supported by one of the industry’s largest research and development (“R&D”) organizations, developing new products, and advocates and promotes smart charging technologies and roaming infrastructure through its participation in industry conferences, its leveraging of strong alliances to influence policy developments with government bodies and its collaborative relationships with papers, blogs, podcasts and other content. EVBox Group has two brands: EVBox, a leading charging hardware and services provider, differentiated by its sophisticated embedded software, and Everon, its cloud-native, enterprise software platform. See “Business of EVBox Group and Certain Information About EVBox Group” for additional information.

The mailing address of EVBox Group’s principal executive office is Kabelweg 47, 1014 BA Amsterdam, the Netherlands.

New SPAC

New SPAC is a Cayman Islands exempted company and a direct wholly owned subsidiary of Dutch Holdco that was incorporated on December 2, 2020 to consummate the Business Combination. In the Business Combination, TPG Pace will merge with and into New SPAC, with New SPAC continuing as the surviving entity.

The mailing address of New SPAC’s principal executive office is c/o TPG Pace Beneficial Finance Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Organizational Structure

The following diagram illustrates the simplified organizational structure of TPG Pace, EVBox Group and Dutch Holdco immediately prior to the Business Combination:

The following diagram illustrates the simplified structure of Dutch Holdco immediately following the Business Combination.

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BUSINESS OF EVBOX GROUP AND CERTAIN INFORMATION ABOUT EVBOX GROUP

Company Overview

EVBox Group is one of the leading global manufacturers of EV smart charging stations and provider of related charging management software and services. With over 200,000 charging ports located in over 65 countries worldwide, EVBox Group supports forward-thinking businesses to build a sustainable future by helping them create, manage and monetize their charging network offered to EV drivers throughout their journey. EVBox Group drives electric mobility by providing flexible and scalable charging solutions for a variety of customers, including corporations, individuals, utilities, OEMs, fleet operators, fuel retailers and charging service providers. EVBox Group focuses on technology leadership supported by one of the industry’s largest R&D organizations, developing new products, and advocates and promotes smart charging technologies and roaming infrastructure through its participation in industry conferences, its leveraging of strong alliances to influence policy developments with government bodies and its collaborative relationships with papers, blogs, podcasts and other content. EVBox Group has two brands: EVBox, a leading charging hardware and services provider, differentiated by its sophisticated embedded software, and Everon, its cloud-native, enterprise software platform.

The EV market is rapidly growing. According to a May 2020 Bloomberg NEF research report, the number of EVs on the road in Europe and North America is estimated to grow at a 29% compound annual growth rate over the next decade. EVBox Group believes that country-level political and regulatory mandates in Europe will provide strong support for growth in those markets. To meet the EU’s stated goal of reducing carbon emissions by 40% by 2030, annual EV sales will need to grow almost twenty-fold, and auto manufacturers will face monetary penalties if they are unable to comply with these mandates. As such, the largest European auto manufacturers have publicly committed to moving vehicle production to EVs and are investing significant amounts of capital on that effort. In addition, large corporations are actively attempting to reduce their own carbon footprint and encouraging their employees to switch to EVs, which is a major part of their plan to reduce emissions. In Europe, where a significant portion of all new-car sales are corporate lease-cars that companies provide to employees, employers have a unique ability to rapidly accelerate EV adoption. In the United States, increased EV adoption is expected with the new presidential administration promising the installation of over 550,000 public charging ports and the creation of 1 million jobs in clean energy research. With an increasing number of mass-market electric vehicle models coming to market, EVBox Group expects EV charging demand will grow significantly. According to an August 2020 Bloomberg NEF report, cumulative EV charging infrastructure investment in the United States and Europe will be approximately $60 billion by 2030 and increase to $182 billion by 2040.

EVBox Group believes it is well positioned to benefit from the broader adoption of EV technology and to grow along with increased demand, with an aim to capture a greater share of the EV charging market. EVBox Group’s full-service solutions provide both alternating current (“AC”) charging stations for residential, business and public charging and ultra-fast direct current (“DC”) charging stations for public, depot and corridor charging and associated software-based needs. In addition to a comprehensive suite of charging hardware, EVBox Group has built its Everon cloud based software solutions to intelligently operate those charging ports and handle more advanced operations that are increasingly in demand, such as energy and grid management, capacity utilization, dynamic pricing, and complex payment and billing. EVBox Group believes that its continued innovation in hardware and software will be a key differentiating factor, and that EVBox Group’s open-architecture Everon platform enables EVBox to serve the largest possible addressable market and generate significant recurring revenues.

In 2017, EVBox Group was acquired by the France-headquartered and globally active energy company Engie Parent. In 2018, EVBox Group acquired the ultra-fast DC charging station manufacturer EVTronic. EVBox Group has and will continue to invest in expanding its product portfolio and extending its geographical coverage. As of December 2020, EVBox Group had a diverse customer base around the world with diversified revenues from across all key customer segments, which includes (i) Fleet Parking & Transport; (ii) Charging Enablers & Distributors; (iii) Workplace & Hospitality; (iv) Utilities & Municipalities; (v) Fuel & Charging Service Providers; and (vi) Automotive OEMs. EVBox Group is in the process of launching a new generation of regular AC and modular DC fast charging stations, paired with new software features and service programs, that aim to expand the availability of EV charging for key customer segments, including commercial parking operators, fleets, fuel retailers, service providers and OEMs.

Market

The EV charging ecosystem in Europe and North America includes a variety of key stakeholders and players, including mobility service providers (“MSPs”), charge port operators (“CPOs”), roaming platforms, EV drivers and charging station owners. EVBox Group operates as an MSP, CPO, roaming platform and sells hardware to charging station owners. MSPs provide the interface for EV drivers to interact with the EV charging ecosystem, providing charging access and payment services via a mobile app or RFID charge card. CPOs provide the platform for charging stations to interface with the EV charging network and manage all aspects of the charging station, including collecting payments from MSPs, remitting payments to asset owners and allowing asset owners to monetize and monitor equipment. Roaming platforms allow MSPs and CPOs to communicate with each other to ensure the broadest possible charging network coverage for drivers. EVBox Group believes EV drivers want convenient charging options throughout their journeys. In Europe, drivers require an MSP to charge essentially anywhere other than a private residence. Charging station owners purchase, install and maintain EV infrastructure. The vast majority of public and semi-public charging stations are monetized through a CPO. Throughout the EV charging value chain, EVBox Group offers integrated and comprehensive solutions, including hardware, operations, platform, mobility services and energy management. EVBox Group believes that it is uniquely capable of seizing on a large total addressable market, ranging from one-time revenues from hardware to recurring revenues driven by operations, platform, mobility services and energy management.

The EVBox Group Model

EVBox Group believes fueling will transition from the model seen with combustion engines, where drivers seek out fuel along their route, to a predominantly passive “top-up” model, in which EVs charge while parked. Similarly, as the overall density of EV charging infrastructure grows, especially due to public infrastructure initiatives in Europe and North America, EVBox Group believes EV drivers will increasingly shift more towards public and destination charging. To support this shift, EV stations must be conveniently located where drivers live, work and play, and must offer charging with adequate speeds depending on the nature of the given site. For example, EVBox Group believes that EV drivers may “top-up” for a few hours with AC charging while parked at a shopping center, but choose to charge faster, in less than 20 minutes, with DC charging for occasional longer road trips.

EVBox Group offers a platform of solutions, composed of products, cloud software subscriptions, support, extended warranty coverage and professional and training services enabling turn-key development of charging at any location. It sells its product suite combining the offering of hardware, software, and services, in over 65 countries. EV station owners can manage multiple stations, locations and users in one place using EVBox Group’s software platform; generate income by setting charging fees and automating invoicing and reimbursement, remotely operate and service their station network; set maximum output and charging schedules to prevent peak usage as well as maintain lower costs and grid protection; and access insights into charging transactions and behavior.

As the EV market continues to grow, EVBox Group expects to continue to seek ways to optimize its solutions in a scalable and efficient manner to meet the demands of customers, while keeping an innovative outlook via its products and services offerings. EVBox Group’s operating model combines its track record of providing a full range of high quality charging hardware and software subscriptions with turn-key support, as well as parts and warranty services, using an integrated management system. EVBox Group uniquely operates and delivers on a global scale that can serve customers across countries and languages and meet wide-ranging standards. With end-to-end solutions, EVBox Group offers a platform-based approach that enables a hassle-free charging solution with a single enterprise company. Its model, aimed at ensuring it is the preferred global electric vehicle charging solution provider, involves:

(i)

accelerating the introduction of a new generation of DC modular and scalable hardware products and services that meet customers’ demands by introducing more smart features, integrating into energy ecosystems and ensuring availability in key regions, all while optimizing cost;

(ii)	expanding its platform, powered by its open architecture Everon software and its ability to manage both EVBox Group and third-party charging hardware;

(iii)

developing integrated solutions for customers across different industry segments, and responding to industry-specific demands through indirect channels such as value-added resellers and direct channel strategies, such as its growing salesforce and marketing team;

(iv)	scaling and improving the supply chain processes and supporting systems and customer experience to reduce lead-times in delivery of products and increase quality in support;

(v)	leveraging large current automotive contracts to remain a leading and high-quality auto partner; and

(vi)

continuing to build its brand equity and leveraging its strong partnership approach to top-tier large customers, creating a network effect of pan-European and U.S. state-wide framework contracts, that can be scaled up and multiplied across segments.

EVBox Group’s growth will largely depend on maintaining and increasing its share of the growing EV charging equipment and software markets. EVBox Group believes that value pools will increasingly shift to recurring software subscriptions and services over time and that its substantial global station footprint will serve as a basis to increase the contribution of such recurring revenue streams. EVBox Group is one of the few full- service EV charging providers offering end-to-end solutions, able to provide full-service integrated offerings along with highly tailored and modular solutions.

The Portfolio

EVBox Group’s portfolio primarily generates revenue through the sale of comprehensive solutions, including hardware, software subscriptions and services. The hardware and software subscriptions can be provided as agnostic offerings or as fully-integrated solutions. Hardware is typically purchased upfront while software subscriptions are charged as an annual recurring fee, which varies depending on the features required by each customer’s specific needs. Its services include usage, installation, extended warranty, managed services and training. Customers from all segments (including individual homeowners, large corporations from various industry segments, car fleet operators, and municipalities) can choose specific hardware, software subscriptions and services depending on their needs.

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Charging Hardware Portfolio: EVBox Group develops, manufactures and sells regular and fast charging stations, with charging capacities ranging from 3.7kW to 350kW. EVBox Group sells integrated solutions, including software subscriptions and services and standalone hardware. EVBox Group’s products range from AC products for residential, business and public charging to DC products for public, depot and corridor charging. Its solutions deliver differentiated features and high efficiency in power and footprint, with a modular and scalable architecture that is geared towards high availability, upgradeability and serviceability. EVBox Group conducts tests on its products, which may include performing compatibility checks for different types of EVs, for a range of functional, climate and environmental conditions and for high, long-term reliability. EVBox Group is dedicated to developing additional AC and DC hardware tailored to address new segments and value pools.

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Enterprise Software Platform: EVBox Group offers its Everon cloud-native, open architecture software platform for businesses to build and manage their charging infrastructure. The Everon platform allows customers to fully manage their business and adapt as EV adoption accelerates and the market evolves. The agnostic software platform, which can handle high volumes of transactions, is currently available in 21 languages, and has extensive customizable billing and payment features that allow customers to build their own value propositions. The software platform has a variety of capabilities, including:

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Station and site host management, allowing site owners to manage their charging infrastructure and allow public use. Asset owners can set rules and guidelines for the charging network, such as which roaming partners can access their charging stations, perform remote diagnosis and define smart charging profiles, taking advantage of low energy peak times.

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Pricing and payment remittance capabilities, enabling site owners to set pricing, including support for pricing scenarios such as by driver group, time of day, idle status, energy dispensed or by the duration of the charging session.

•

Energy management, enabling stations to apply energy use policies by sharing circuits, oversubscribing electrical panels to add more ports beyond the peak electrical capacity and supporting the creation of advanced groups and rules.

•	Smart Charging, balancing energy usage between customers’ EV charging stations and other electrical appliances on-site.

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Driver management tools, enabling convenience features such as the activation and launch of a white-labeled mobile App to the Apple and Google App stores, allowing drivers to easily locate charging ports.

•	Hardware activation and integration, enabling third-party network operators to utilize OCPP- compliant EVBox Group and third-party charging stations.

•	White-label backend, allowing businesses to brand the software portal, mobile applications and business portals with their logo and color schemes.

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API & Third-Party System Integration, allowing businesses to integrate EVBox Group’s charging management platform with their own backend (i.e., fleet management, parking operator, energy management, other enterprise tools, etc.).

•	EVBox Group Support and Services. EVBox Group provides a variety of hardware and software support and services, including:

•	Project Management Services: Project management and certified service partners’ consultation on planning, scheduling and implementation of charging networks;

•	Commissioning: EVBox Group’s service partners offer site surveys, commissioning to secure functioning and integration of charging stations with EVBox Group and other third-party platforms;

•	Consultation Services: Technical and business consulting services that support or fully implement customers and partners on EVBox Group’s charging management infrastructure;

•	Migration Services: Migration for customer and partners of third-party hardware and software to EVBox Group’s charging management infrastructure;

•	API Integration Services: Integration of EVBox Group’s charging management infrastructure with customers’ and partner’s IT landscape;

•	Connectivity Services: Provisioning of SIM cards to third-party hardware, including lifetime connectivity to the Everon backend;

•	Training and Certification: Handling, servicing and troubleshooting training programs for customers and partners;

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Firmware Updates: As part of the warranty, EVBox Group offers firmware bug fixes and updates for charging stations connected to the Everon charging management platform. For charging stations connected to third-party backends, EVBox Group provides the latest firmware package for customers to upload directly;

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On-site Technical Intervention and Assistance: For in warranty hardware, EVBox Group provides on-site technical support and repairs on charging stations by certified service partners after remote diagnosis by EVBox Group. In addition, EVBox Group dispatches technical expertise to customers’ sites to resolve technical issues that cannot be resolved via remote diagnostics;

•	Premium 24/7 Support: For software subscription customers, EVBox Group maintains broad customer support services;

•	Invoicing Services: Preparation and sending of invoices for B2C or B2C software customers; and

•	Asset Management Services: software management services for customers.

Beginning in 2021, EVBox Group plans to introduce the below services:

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AC / DC Maintenance packages: Annual maintenance plans covering all of EVBox Group’s software and hardware, including standard maintenance and advanced maintenance that includes continuous station monitoring;

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On-site Technical Intervention and Assistance (out of warranty): EVBox Group also provides for out of warranty hardware on-site technical support and repairs on charging stations by service partners after remote diagnosis by EVBox Group. In addition, EVBox Group dispatches technical expertise to customers’ sites to resolve technical issues that cannot be resolved via remote diagnostics;

•	Preventive Maintenance: Periodic maintenance to mitigate potential performance issues;

•	Spare parts rapid delivery: For customers and partners that prefer to use their own maintenance and service partners, EVBox Group expedites delivery of available spare parts; and

•	Data Analytics: Data analytics to provide advisory reports, smart charging return on investment and site optimization.

Growth Strategies

EVBox Group expects that the EV market will experience significant growth as more countries advocate for a shift to zero-emission vehicles and the eventual elimination of ICE vehicles. A number of national governments have agreed to phase out ICE vehicles, including Austria, China, France, Germany, India, Ireland, Israel, the Netherlands, Norway, Portugal and the United Kingdom. Similarly, automotive OEMs in Europe are required to materially increase the contribution of zero-emission vehicles to overall vehicles sales. Similarly, as consumers increasingly change their consumption habits to reduce their impact on the environment, large corporations have increasingly added reducing emissions to their agendas. As a full-service provider with efficient, scalable solutions, deeply entrenched customers, and strong relationships with blue chip OEMs, EVBox Group believes it is well positioned to continue to scale its business and to capitalize on the EV market’s overall growth.

As of December 2020, EVBox Group has products authorized and certified for 44 European countries with offices in Amsterdam, Antwerp, Bordeaux, Copenhagen, Madrid, Milan, Milton Keynes, Munich, Oslo, Paris, Rotterdam, and Warsaw. In 2018, it commenced U.S. operations with pilot projects and project certification processes on charging stations, and aims to bring the full portfolio of charging solutions to the U.S. market, which includes AC and DC charging stations, the Everon software platform and related services. EVBox Group expects significant market opportunities for fleet solutions and OEMs as fleet EVs begin to arrive in more meaningful volume in coming years. EVBox Group believes the United States represents an attractive growth opportunity, and believes that the breadth and quality of its networked EV charging solutions, open system design and proven service, which it believes secures customer loyalty, will assist in expanding its footprint therein,

EVBox Group’s strategy is built on six strategic pillars:

(i)	product leadership (with innovative, scalable features and modular products);

(ii)	integrated offerings (lower total cost of ownership for customers, single supplier offering charging stations, software subscriptions and services across multiple regions);

(iii)	smart segmentation (focus on mature segments and markets, while fostering growth in emerging markets);

(iv)	competitive pricing (leveraging economies of scale and building dynamic, competitive value-based pricing models);

(v)	thought leadership (informing and inspiring customers to further commit to join its sustainability initiatives); and

(vi)	policy influence (working with international and national policymakers to build strategic alliances that help accelerate the EV industry).

In Europe, EVBox Group has established a leading position across key markets and customer segments, with an established market presence in both AC and DC public charging infrastructure, as well as being the largest standalone CPO in Europe according to Eco-Movement, an independent data provider of EV charge points. EVBox Group aims to further leverage its market leadership and to deepen its customer engagement across all segments in Europe by maturing its offerings and sales organization to deliver on large pan-European projects, and through its thought leadership and policy alliances.

Another key component of EVBox Group’s growth strategy is breaking into and expanding its foothold in the United States market. EVBox Group has or is in the process of introducing new AC and DC charging stations and securing its eligibility for utility rebates, meaning that corporate customers can benefit from rebate programs at the federal and state level, especially in New Jersey and New York, rolling out its Everon platform and its integrated or tailored solutions, launching its domestic manufacturing at its Libertyville, Illinois location in 2021 and targeting U.S. states with attractive rebates and policies and business segments with high margins. EVBox Group has identified California, Colorado, Connecticut, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon, Rhode Island and Vermont as key U.S. states with clear rebates, tax credits and public policy encouraging the adoption of EVs. EVBox Group plans to leverage existing relationships to provide charging to private customers and companies, and bundle with energy contracts to provide fleet charging solutions (including hardware, CPO and MSP) to ride-hailing platforms, taxi operators, logistics companies and premium OEMs.

EVBox Group has a large network of value-added resellers and service providers that will significantly contribute to the commercial expansion of EVBox Group.

With its global footprint, EVBox Group can strategically allocate its capital and resources to R&D, marketing and sales, and public policy.

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Research and Development. EVBox Group’s R&D capabilities are supported by research, development and engineering staff comprising 30% of full-time employees and 26% of part-time employees (with additional support by independent contractors), dedicated to improving upon existing product and software solutions while maintaining a differentiated and industry-leading offering.

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Marketing and Sales. EVBox Group has built a global marketing and sales program with an established sales channel, digital marketing capability and substantial sales organizations. EVBox Group sells via direct and indirect channels, with direct sales channels solidifying valuable direct relationships between EVBox Group and large commercial customers and indirect channels multiplying EVBox Group’s sales touchpoints to a broader universe of end customers. EVBox Group focuses on category awareness, consistent branding and customer acquisition.

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Public Policy. EVBox Group has been a longstanding advocate for EV technology to foster the goal of a zero-emission future. It supports early and sustained investments in policy and utility relationships, advocates for the advancement of electric mobility, and encourages healthy industry competition, innovation and customer choice. EVBox Group is a founding member of the ChargeUp Alliance, a policy group advocating for key initiatives and policy in Europe.

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The information furnished in this Item 7.01 (including the exhibits) shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

Item 8.01 Other Events

The information set forth in Item 7.01 is incorporated by reference herein solely to the extent required.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed with this Current Report on Form 8-K:

Exhibit No.	Description of Exhibits

99.1	Press Release, dated March 24, 2021

99.2	Investor Presentation, dated March 24, 2021

Legend Information

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of the Company into New SPAC and the proposed acquisition of the common shares of EVBox Group by Dutch Holdco, Dutch Holdco’s and the Company’s ability to consummate the transaction, the benefits of the transaction and Dutch Holdco’s future financial performance following the transaction, as well as Dutch Holdco’s and the Company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Dutch Holdco and the Company disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Dutch Holdco and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Dutch Holdco and the Company. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of EVBox Group’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that EVBox Group’s technology and products could have undetected defects or errors; (7) the effects of competition on EVBox Group’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on the Company’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for the Company’s securities; (12) the Company’s and EVBox Group’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder the Company’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of the Company, Dutch Holdco or EVBox Group; (17) the possibility that the Company or EVBox Group may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by the Company. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Dutch Holdco’s and the Company’s expectations and projections can be found in the Company’s initial public offering prospectus, which was filed with the SEC on October 8, 2020. In addition, the Company’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information For Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

As permitted by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and in connection with the proposed business combination, Dutch Holdco has confidentially submitted a draft registration statement on Form F-4 (the “Registration Statement”) to the SEC, which draft Registration Statement includes a prospectus of Dutch Holdco and a proxy statement of the Company. Dutch Holdco and the Company also plan to confidentially submit or file other documents with the SEC regarding the proposed transaction. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of the Company. INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Dutch Holdco and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

This is not a solicitation of a proxy from any investor or security holder. Dutch Holdco, the Company, Engie Seller and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in the Company’s initial public offering prospectus, which was filed with the SEC on October 8, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information About the Business Combination and Where to Find It

In connection with the proposed business combination, Dutch Holdco has confidentially submitted a draft Registration Statement on Form F-4 and the related proxy statement/prospectus with the SEC. Additionally, Dutch Holdco and the Company will confidentially submit and/or file other relevant materials with the SEC in connection with the proposed merger of the Company into New SPAC and the proposed acquisition from Engie Seller of the common shares of EVBox Group by Dutch Holdco. Such materials may be obtained free of charge at the SEC’s website at www.sec.gov. However, please note that any materials that are confidentially submitted, including the draft Registration Statement, will not be publicly available until the first public filing of the same, as permitted by the JOBS Act. Investors and security holders of the Company are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Dutch Holdco, the Company, Engie Seller and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TPG Pace Beneficial Finance Corp.

Date: March 24, 2021	By:	/s/ Eduardo Tamraz
	Name:	Eduardo Tamraz
	Title:	Secretary